Liquid Media Positioned for Leadership in Digital Entertainment

Chairperson’s Quarterly Review

Vancouver, September 19, 2018 - Liquid Media Group Ltd. (Nasdaq: YVR), referred to herein as "Liquid" or the "Company", delivered a quarterly update for shareholders today, September 19, 2018.

Dear Shareholders of Liquid Media,

Over the past few months, our year-long journey to complete the Leading Brands arrangement has been concluded successfully. With our corporate transformation behind us, we are now focused on our quest to become a leader in the burgeoning virtual, augmented and mixed reality (VAMR) space.

Key Achievements

The advancement of technology is making virtual reality (VR), animation and video games available to the masses everywhere they go. Liquid Media is prepared for this moment.

We are incredibly proud of the assets that form the foundation of our vertically integrated global studio. Liquid holds a majority (51%) interest in Majesco Entertainment Company (“Majesco”), an innovative video game developer, marketer and publisher with more than 25 years of history in the interactive entertainment industry. Majesco has published hundreds of video games, including more than 17 titles since 2010 via digital networks such as Xbox Live Arcade, PlayStation Network and Steam, and for mobile devices and online platforms.

Liquid also holds a 49% interest in Waterproof Studios Inc. (“Waterproof”), a digital production company that provides industry-leading computer-generated imagery, visual effects and animation content for video games, traditional film and TV studios, distributors and streaming service providers. Waterproof clients include Sony, SEGA, Warner Brothers and more.

On the intellectual property front, we are equally proud of Liquid’s feature film business, which includes a series of agreements covering various stages of financing, development and/or co-production. Our projects include Household Pests, a feature animation film by Sergio Pablos, the creator of Despicable Me, Tarzan and Stuart Little, My Haunted House and Ophelia.

In the next leg of our journey, we plan to continue creating incredible film and gaming content. We are also excited to leverage proprietary Virtual Studio™ technology to bring our facilities and other mature, cutting-edge, local production groups that we plan to acquire into a single, powerful Liquid entertainment network.

We see several benefits to these “Liquid Everywhere” branded facilities.

First, they will contribute to our plans to consolidate Vancouver’s fragmented film and entertainment market, where more than US$2.9 billion is spent annually on film and television production services.

Despite Vancouver’s large entertainment market, the city’s production process – from inception to distribution – is highly fragmented. By acting as the premiere production hub, our “Liquid Everywhere” facilities will streamline this process, create efficient, secure workflows and meet growing global demand for content, including VAMR, by producing projects in Vancouver for a worldwide audience.

More simply put, creative professionals will have the ability to access the same content-creation tools and storage from any “Liquid Everywhere” location or virtually.

Professionals working outside of a Liquid site – from soundstages to coffee shops – can leverage our technology to create and orchestrate content using rented applications, computers and storage running in the cloud. All they need is a laptop and modest broadband connection.

Growth Strategies

Liquid plans to continue offering these “studio as a service” capabilities from anywhere through high-speed, secure access so that individual digital artists, teams, special effects companies and studios can complete their design and render work using the latest applications and most powerful servers. They can rent the software they need for as long as they need it – even if it’s just for one day.

We also envision that this technology via specially equipped facilities, which are already being used by Netflix, Sony as well as Amazon Productions and their network of related production companies, will be a strong area of growth for Liquid.

By leveraging these capabilities in-house, Liquid intends to continue producing and distributing content for all mediums of entertainment, from traditional theatrical releases and television to online streaming, gaming and virtual reality spaces. A new portfolio of games is planned across all platforms, including a mix of licensed and wholly owned intellectual properties. Majesco’s history of working with the worldwide development community and relationships with some of the largest entertainment licensors and intellectual property owners is expected to help identify new content and contribute to the Company’s success.

With an expectation of near-term monetization, we also continue to invest in gaming intellectual properties via Majesco’s recent co-publishing and production relationship with Throwback Entertainment (“Throwback”), a Toronto-based game studio and close strategic partner that has 190+ titles to date.

Liquid also plans to further leverage existing partnerships to increase sales of our titles in the Chinese video game market.

We expect to make ongoing announcements on developments in the coming weeks and months.

Industry Outlook

As noted in a recent report1 from PwC, convergence is king and the industry has entered a dynamic new phase. Media and entertainment is expected to continue evolving and accelerating. Businesses need to be integrated and actively engaged across all platforms to satisfy consumer demand and meet market expectations.

By 2022, Statista estimates that virtual and augmented reality combined will generate US$209.2-billion in sales revenues.

On the gaming front, Statista forecasts that the global video game market will surpass US$138-billion by 2021.

Liquid is well positioned for success in this changing environment because of our cross-platform operations and activities aimed at consolidating the fragmented Vancouver market.

We also believe we are well positioned to rapidly and efficiently integrate new facilities and expand our reach into new markets.

In summary, Liquid’s well-diversified portfolio of integrated digital production companies is already helping content producers across industries and genres bring next-generation stories to life for screens of all sizes and types. As demand for intellectual property to entertain the masses continues to skyrocket, we are excited to continue expanding our network of shared services to enable the creation of world-class content and entertainment options.

Thank you for your continued support and for the trust you have placed in Liquid Media Group.

On behalf of the Board of Directors,

Joshua Jackson, Chairman

About Liquid Media Group.

Liquid Media Group Ltd. (“Liquid” or the “Company”) is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

1 “Perspectives from the Global Entertainment & Media Outlook 2018-2022,” PwC, June 5, 2018, pp. 4-11.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
pg@liquidmediagroup.co

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. More particularly and without limitation, this news release contains forward-looking statements and information concerning the ability of the Company to consolidate the fragmented film and entertainment market, acquire new intellectual property, achieve near-term monetization of assets and partnerships, and maintain a continued listing of its common shares on Nasdaq, which is dependent on the Company obtaining a positive decision from the Nasdaq Hearing Panel as well as obtaining any necessary extensions of time for becoming compliant with the Nasdaq criteria for initial listing. The Company can provide no assurance concerning the outcome of the Nasdaq hearing process or its ability to obtain any necessary extensions, and there can be no guarantee that the Company’s stock will not be delisted from the Nasdaq. These forward-looking statements reflect the expectations or beliefs of management of the Resulting Issuer based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.